CIBC IN DISCUSSIONS TO ACQUIRE MAJORITY STAKE IN FIRSTCARIBBEAN INTERNATIONAL BANK
Signs Non-Binding Letter of Intent for acquisition of Barclays stake
TORONTO, March 13, 2006 — CIBC (NYSE: BCM, TSX: CM) today announced that it has signed a non-binding Letter of Intent (LOI) with Barclays Bank PLC for the acquisition of its 43.7% ownership stake in FirstCaribbean International Bank (FCIB). Upon completion of the transaction, CIBC would own 87.4% of FirstCaribbean.
The transaction is anticipated to take place at a share price of US$1.62, with a total transaction value of approximately US$1.08 billion. CIBC and FCIB remain committed to maintaining a strong minority ownership in the region that they expect to grow over time.
FirstCaribbean, which is listed on the Barbados, Jamaica, Trinidad and Tobago and the Eastern Caribbean Stock Exchanges, is the largest regionally-listed bank in the English-speaking Caribbean, with assets of over US$9.6 billion and a market capitalization of over US$3.3 billion.
CIBC has a long-standing presence in the Caribbean region. It opened its first branch in 1920, and acquired its current ownership stake in FirstCaribbean when its Caribbean operations were merged with those of Barclays to form FirstCaribbean in 2002.
“With its established retail, wealth management, corporate and capital markets businesses, FirstCaribbean is an excellent fit for CIBC and is well-positioned for long-term success in a region that we believe has attractive growth prospects,” said Gerry McCaughey, CIBC’s President and Chief Executive Officer. “We have enjoyed our partnership with Barclays in building a strong leader in the Caribbean financial services industry and we are committed to FirstCaribbean’s strength and success.”
Completion of the transaction, anticipated late in 2006, is subject to the completion of due diligence and the negotiation and execution of definitive documentation. The transaction would also be conditional upon regulatory approvals.
Under the terms of the LOI, CIBC will have the option of paying for the transaction through cash, CIBC common shares or a combination of cash and shares, the makeup of which CIBC will determine before closing.

“FirstCaribbean has performed well since the local businesses of Barclays and CIBC were combined in 2002,” said Naguib Kheraj, Group Finance Director of Barclays PLC. “The merger has created value for all shareholders in FirstCaribbean as well as benefits for customers and the regional economy. With the integration of the businesses complete, FirstCaribbean is now well positioned for its future development. Barclays and CIBC both believe that the future strategy of FirstCaribbean is best pursued with one controlling shareholder and we are pleased that we have reached this preliminary agreement.”
FirstCaribbean has maintained an “A-Stable” rating by Standard & Poor’s from FCIB’s inception in 2002, the highest rating of any commercial bank in the Caribbean Community.
FirstCaribbean has over 3,400 staff, 100 branches and banking centres, and offices in 17 countries comprising: Anguilla, Antigua, The Bahamas, Barbados, Belize, The British Virgin Islands, The Cayman Islands, Curacao, Dominica, Grenada, Jamaica, St Kitts & Nevis, St Lucia, St Maarten, St Vincent and the Grenadines, Trinidad & Tobago and The Turks & Caicos Islands. The bank has approximately 780,000 active accounts.
Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. It is one of the largest financial services companies in the world by market capitalisation.
CIBC is a leading North American financial institution with more than 11 million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.
Conference Call/Audiocast
CIBC will host a conference call for shareholders and analysts at 2 pm ET, March 13, 2006 to discuss the announcement. The call is expected to last 30 minutes. A live audiocast of the conference call will be available online at CIBC’s web site www.cibc.com. Participants may also listen to the conference call by dialing 416-340-2220 or toll free in Canada and the U.S. at 1-866-226-1798. A replay of the conference call will be available shortly after the call by dialing 416-695-5800 or toll free 1-800-408-3053 (passcode: 3179379#) and will be available until March 27 at midnight.

A NOTE ABOUT FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition of Barclays Bank PLC’s 43.7% interest in FirstCaribbean International Bank as well as operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements including the possibility that the proposed transaction does not close when expected or at all, that CIBC and Barclays may be required to modify aspects of the proposed transaction to achieve regulatory approval. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

Investor / Analyst / Media Inquiries:
CIBC
John Ferren, Vice President of Investor Relations, 416-980-2088
Rob McLeod, Senior Director of Communications, 416-980-3714

Barclays
Investor Relations	Media Relations
Mark Merson/James Johnson	Alistair Smith/Michael O’Toole
+44 (0) 20 7116 5752/2927	44 (0) 20 7116 6132/6137